UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021 (No. 2)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

On September 10, 2021, Cellect Biotechnology Ltd. (the “Company”), announced a 4:1 ratio change of the Company’s American Depositary Receipt, or ADR, program. As a result, the number of ordinary shares of the Company represented by each American Depositary Share, or ADS, will be changed from one hundred (100) ordinary shares to four hundred (400) ordinary shares. The effective date anticipated for the ratio change is September 24, 2021.

ADS holders will be required on a mandatory basis to surrender their old ADSs to BNY Mellon for cancellation at a rate of one (1) new ADS for every four (4) old ADSs held. No fractional ADSs will be issued and cash will be paid in lieu of any fractional ADSs resulting from the ratio change. The ratio change will affect all ADS holders uniformly, will not reduce any ADS holder’s ownership percentage in the Company except for minor adjustments that may result from the treatment of fractional ADSs and will not result in any change to the Company’s share capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECT BIOTECHNOLOGY, LTD.

Date: September 10, 2021	By:	/s/ Yaron Ben-Oz
Yaron Ben-Oz
Chief Financial Officer

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